Exhibit (a)(1)(b)

Memorandum

To:	Employees Eligible to Participate in Tender Offer

From:	Jim Taiclet

Date:	November 29, 2006

Re:	Tender Offer for Stock Options Affected by Section 409A of the Internal Revenue Code

As I indicated in my memo dated November 29, 2006, American Tower has determined that certain options granted by the Company are subject to adverse tax consequences under recently enacted Section 409A of the Internal Revenue Code (Section 409A). You are receiving this memo because we have determined that, unless corrective action is taken, certain of your stock options will be affected by Section 409A.

Section 409A imposes adverse tax consequences on stock options that were granted with exercise prices at a discount from fair market value and which vest after December 31, 2004. These tax consequences include income tax at vesting (as opposed to upon exercise), an additional 20% tax on the gain and interest charges. As discussed in my prior memo, we do not intend for you to bear the burden of these adverse tax consequences. Accordingly, we are offering you the opportunity to participate in a tender offer for your options affected by Section 409A. If you participate in the tender offer, your options will be amended so that they no longer will be subject to the adverse tax consequences under Section 409A.

In connection with the review of the Company’s stock option granting practices, we determined that certain stock options granted pursuant to the Company’s 1997 Stock Option Plan had an exercise price less than the fair market value of the underlying stock on the date of grant. As such, certain options granted at a discount from fair market value are subject to Section 409A. The option grants set forth below, which were granted on seven dates during the years 2002 through 2005, include options that are subject to Section 409A:

October 4, 2002	February 4, 2004	April 1, 2005
November 14, 2002	February 23, 2004	August 8, 2005
December 9, 2002

Many, but not all, outstanding options that were granted on the above dates, and for which all or a portion of such option was unvested as of December 31, 2004 (referred to as Affected Options), will be subject to Section 409A.

The Tender Offer

The tender offer is intended to eliminate the impact of Section 409A on recipients of Affected Options. A personalized schedule listing your Affected Options eligible for the tender offer is enclosed with this letter as an Addendum. If you choose to participate in the tender offer:

•	Each Affected Option for which you choose to participate will be amended to increase the exercise price to the fair market value of the underlying stock on the revised grant date (as set forth on your Addendum). Your amended option will retain the same vesting as your original option.

•	In addition to an amended option, you will receive a cash payment equal to the difference between the original exercise price of your Affected Option and the new exercise price of your amended option, multiplied by the number of unexercised shares that remain subject to such option (less applicable tax withholding). This cash payment (as set forth on your Addendum) will be paid to you in early January 2007.

•	If you elect to participate in the tender offer, you must accept the offer with respect to all of the shares subject to the option grant for which you accept the offer. However, you need not accept the offer with respect to all of your eligible options.

•	If you decide to participate in the tender offer, you must properly deliver a completed election form prior to 5:00 p.m., Boston time, on December 28, 2006.

If you choose not to participate in the tender offer and amend your Affected Options, you will be subject to the adverse tax consequences under Section 409A described above, but you will not be eligible for reimbursement for any of these taxes or associated penalties.

Informational Meetings

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how American Tower has addressed the situation and the choices you have, and (iii) answer any other questions you may have, informational meetings will be held as follows:

• Southborough:	November 29, 2006
• Boston:	November 29, 2006
• Atlanta:	November 30, 2006
• Woburn:	December 1, 2006
• Irving:	December 4, 2006
• Stafford:	December 5, 2006
• Mount Pleasant:	December 5, 2006
• Cary:	December 6, 2006
• Field Calls:	December 4, 2006 and December 8, 2006

If you cannot attend any of these meetings, additional sessions will be available via Net Meeting and the presentation materials will be hosted on the Portal.

Key Documents and Materials

A complete discussion of the tender offer is contained in the tender offer documents that we have posted on the Portal and filed with the Securities and Exchange Commission (SEC). The following materials have been posted on the Portal in connection with the tender offer:

•	A presentation summarizing the tender offer and key choices available to you;
•	A summary term sheet and questions and answers regarding the tender offer;
•	The tender offer document (the Offer to Amend Certain Options);
•	Related filings with the SEC regarding the tender offer; and
•	The election form and withdrawal form with respect to participation in the tender offer.

You should review these materials carefully, including the Offer to Amend Certain Options and the risks described therein when deciding whether to participate in the tender offer. In addition to this memorandum and the enclosed Addendum, you will also receive by e-mail electronic versions of these materials. The e-mail will allow you to click on links to view the tender offer documents set forth above, as well as to complete a personalized election form to participate in the tender offer.

Action Items

After reviewing the tender offer documents, if you wish to participate in the tender offer, you will need to properly deliver the completed election form prior to 5:00 p.m., Boston time, on December 28, 2006. You may send your completed election form (i) by fax to Suzanne Walsh at (617) 375-7572; (ii) by hand delivery to Suzanne Walsh (in Boston); (iii) by scanning and e-mailing a .pdf file to benefits@americantower.com; or (iv) by submitting a completed form through the Portal (by clicking on the link in your personalized e-mail).

Questions

If you have any questions about the information contained in this memo, or your participation in the tender offer, please feel free to contact Brenna Jones, Vice President Human Resources, Suzanne Walsh, Benefits Manager, or Aileen Torrance, Senior Vice President, Human Resources, at (617) 375-7500.